ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED AUGUST 8, 2006)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-134103
ISSUER FREE WRITING PROSPECTUS DATED AUGUST 14, 2006
LEAP WIRELESS INTERNATIONAL, INC.
COMMON STOCK
This information supplements the Preliminary Prospectus dated August 8, 2006. References to “we,” “us,” and “our” are used in the manner described in the Preliminary Prospectus dated August 8, 2006. Please either click on, or copy and paste into your internet browser, the following link to open the current prospectus: http://www.sec.gov/Archives/edgar/data/1065049/000093639206000814/a20369a2sv1za.htm
Bridge Loan Facility
     On August 8, 2006, we entered into a Bridge Credit Agreement consisting of an unsecured $850 million bridge loan facility, available until the earlier of March 31, 2007 and 15 days after the date payment is required in full to the Federal Communications Commission, or the FCC, for wireless licensees acquired in Auction #66. The commitments under the bridge loan facility may be increased by up to $350 million prior to the first borrowing (reduced by up to $250 million if we consummate this or another equity offering prior to such date). We are permitted to make up to three borrowings under the bridge loan facility, subject to meeting specified conditions to funding (including conditions regarding the absence of certain material adverse changes). The primary use of proceeds of the bridge loan facility is to fund payments to the FCC for any wireless licenses that a wholly owned subsidiary of Cricket Communications, Inc., or Cricket, or Denali Spectrum License, LLC (an entity in which Cricket owns an 82.5% non-controlling interest) may acquire in Auction #66. A portion of the proceeds may also be used to fund costs and expenses incurred in connection with the build-out of such wireless licenses, if any, transaction fees and expenses, and, subject to lender approval, general corporate purposes.
     Under the Bridge Credit Agreement, borrowings bear interest at the London Interbank Offered Rate (LIBOR) plus 2.75% per annum or the bank base rate plus 1.75% per annum, as selected by Cricket, which rate increases by 0.50% per annum every 60 days after the first borrowing until the date which is 180 days after such date, and increases by 0.50% per annum every 90 days thereafter, capped at a maximum rate of 9.75% per annum (which maximum rate may increase to 10.25% in certain circumstances and excludes default interest). If all borrowings under the bridge loan facility have not been repaid on the first anniversary of the first borrowing, then, unless a bankruptcy or payment default has occurred, the outstanding principal amount of the bridge loans will be automatically converted into extended term loans maturing in December 2013.
     The bridge loan facility is guaranteed by Leap and all of its direct and indirect wholly owned domestic subsidiaries other than Cricket. Under the Bridge Credit Agreement, Leap and its subsidiaries are subject to limitations substantially similar to those under our senior secured credit agreement, as described in the Preliminary Prospectus. In addition, Leap and its subsidiaries will be required, to the extent permitted under our senior secured credit agreement, to pay down the facilities under certain circumstances if they issue equity or debt or sell assets, or in the event of a change of control. Leap and its subsidiaries are also subject to a financial covenant with respect to a maximum consolidated senior secured leverage ratio.
     In addition, to the extent that the proceeds available to us under the forward sale agreements exceed $250 million, unless such amounts are paid to the FCC for wireless licenses acquired in Auction #66, the Bridge Credit Agreement requires us to physically settle a portion of the forward sales to prepay any outstanding bridge loans by an amount equal to such excess following the date that full payment is required to the FCC for any wireless licenses acquired in Auction #66. In addition, if outstanding bridge loans at such time exceed $600 million, we are required to physically settle a portion of the forward sales and to prepay the proceeds to reduce the outstanding borrowings to $600 million, unless such amounts are paid to the FCC for wireless licenses acquired in Auction #66 or unless we elect not to prepay the bridge loans, in which case we must physically settle the forward sale agreements (but without obligation to prepay the bridge loans with such proceeds) if the bridge loans have not been refinanced within 60 days after the earlier of such date and April 30, 2007.
Tortious Interference and Unfair Competition Litigation
     On July 10, 2006, we sued T-Mobile USA, Inc., or T-Mobile, in the District Court of Harris County, Texas, Cause No. 2006-42215, for tortious interference with existing contract, tortious interference with prospective relations, business disparagement, and antitrust violations arising out of anticompetitive activities of T-Mobile in the Houston, Texas marketplace. In response, on August 8, 2006, T-Mobile filed a counterclaim against Cricket, alleging tortious interference with T-Mobile's contracts with employees, ex-employees, authorized dealers and customers and unfair competition, and asking the court to award damages, including punitive damages, in an unspecified amount. We intend to vigorously defend against the counterclaim.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Citigroup Corporate and Investment Banking toll-free at 1-800-831-9146.